UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 19341

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title and Class of Securities)

629579 10 3

(CUSIP Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 18 Pages)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 10 3	Schedule 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rankin Associates IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alfred M. Rankin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		123,119
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		939,821
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		123,119

	10	SHARED DISPOSITIVE POWER

		939,821

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,062,940

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.1%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		57,027
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		751,782
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		57,027

	10	SHARED DISPOSITIVE POWER

		751,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Claiborne R. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		38,045
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		770,354
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		38,045

	10	SHARED DISPOSITIVE POWER

		770,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Roger F. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		75,210
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		744,838
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		75,210

	10	SHARED DISPOSITIVE POWER

		744,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

820,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clara L. T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		14,000
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		414,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

414,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bruce T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		738,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

738,295

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D	Page 9 of 18 Pages

     The undersigned reporting persons hereby file the Schedule 13D (this “Schedule 13D”) in connection with (a) the formation of Rankin Associates IV, L.P., a Delaware limited partnership (the “Partnership”); (b) the execution of the Amended and Restated Limited Partnership Agreement of the Partnership, dated as of February 7, 2005 (the “Partnership Agreement”), attached hereto as Exhibit 1 and incorporated herein by reference; and (c) the transactions contemplated in the Letter Agreement, dated as of February 7, 2005 (the “Letter Agreement”), among the partners of Rankin Associates II, L.P., a Delaware limited partnership (“Rankin II”), attached hereto as Exhibit 2 and incorporated herein by reference.

Item 1. Security and Issuer.

     This statement relates to Class A Common Stock, par value $1.00 per share (“Class A Common”), of NACCO Industries, Inc. (the “Company”). The principal executive offices of the Company are located at 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017.

Item 2. Identity and Background.

     (a) — (c) Pursuant to Rules 13D-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Act”), this Schedule 13D is filed on behalf of the Partnership, the General Partners of the Partnership (the “General Partners”), the Limited Partners of the Partnership (the “Limited Partners”), and the persons who are trustees or primary beneficiaries of the General Partners and Limited Partners (collectively, the “Reporting Individuals,” and together with the Partnership (the “Reporting Persons”). The Reporting Persons may be deemed as a group, pursuant to Rule 13D-5(b)(1), to have acquired beneficial ownership of the 400,000 shares of Class A Common held by the Partnership.

     Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

     The name, state of organization, principal business, address of the principal business and the address of the principal office for the Partnership is as follows:

     Ranking Associates IV, L.P., is a Delaware limited partnership. Its principal business is to hold under common management shares of Class A Common and Class B Common Stock, par value $1.00 per share (“Class B Common”), of the Company beneficially owned by the Reporting Individuals. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. The General Partners are the following trusts: (a) the Trust created by the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (the “Alfred Rankin Trust”), (b) the Trust created by the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin (the “Claiborne Rankin Trust”), (c) the Trust created by the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin (the “Roger Rankin Trust”), and (d) the Trust created by the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin (the “Thomas Rankin Trust”). The trustee and primary beneficiary of each General

CUSIP No. 629579 10 3	Schedule 13D	Page 10 of 18 Pages

Partner is a Reporting Individual. The Limited Partners are the following trusts: (a) the Alfred Rankin Trust, (b) the Claiborne Rankin Trust, (iii) the Roger Rankin Trust, (c) the Thomas Rankin Trust, (d) the Trust created by the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, creating a trust for the benefit of Clara T. Rankin (successor in interest to the Trust created by the Agreement, dated July 12, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Clara T. Rankin, creating a trust for the benefit of Clara T. Rankin) (the “Clara Rankin Trust”); and (e) the Trust created by the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, creating a trust for the benefit of Bruce T. Rankin (successor in interest to the Trust created by the Agreement, dated August 12, 1974, as supplemented, amended and restated, between National City Bank, as trustee, and Bruce T. Rankin, creating a trust for the benefit of Bruce T. Rankin) (the “Bruce Rankin Trust”). The trustee and primary beneficiary of each Limited Partner is a Reporting Individual.

     The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for the Reporting Individuals are as follows:

           Clara L. T. Rankin. Mrs. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. She is not employed.

           Alfred M. Rankin, Jr. Mr. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. He is Chairman, President and Chief Executive Officer of the Company, which is a holding company whose principal operating subsidiaries function in three principal businesses, lignite mining, lift trucks and housewares.

           Thomas T. Rankin. Thomas T. Rankin’s business address is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23221. He is the owner of Cross-Country Marketing, a food brokerage business.

           Claiborne R. Rankin. Claiborne R. Rankin’s business address is Suite 300, 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. He is employed by Sycamore Partners, LLC, a venture capital firm.

           Roger F. Rankin. Roger F. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He does personal investment work at the same address.

           Bruce T. Rankin. Mr. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. He is not employed.

     (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 629579 10 3	Schedule 13D	Page 11 of 18 Pages

     (f) All of the Reporting Individuals identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Partnership acquired the Class A Common from Rankin II. Rankin II transferred 400,000 shares of Class A Common to the Partnership, pursuant to the terms and conditions of the Letter Agreement.

Item 4. Purpose of Transaction.

     The purpose of forming the Partnership, entering into the Partnership Agreement and the acquisition of shares of Class A Common is to provide a vehicle for exchanging Class A Common for shares of Class B Common in the registered exchange offer being made pursuant to the terms and conditions set forth in the Registration Statement, initially filed by the Company on January 12, 2005 (Registration Number 333-121996), as amended, which was declared effective February 7, 2005 (as amended, the “Registration Statement”).

     Except as expressly set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except acquisitions or dispositions in the ordinary course consistent with such Reporting Person’s past practices; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) — (b) Pursuant to the Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 400,000 shares of the Class A Common, the aggregate number of shares of Class A Common that are held by the Partnership, which amount represents approximately 6.1% of the Class A Common outstanding as of December 31, 2004.

     Each of the Reporting Persons has, as of February 7, 2005, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Class A Common as follows:

           Rankin Associates IV, L.P. Although the Partnership beneficially owns the 400,000 shares of Class A Common, it does not have any power to vote or to dispose of shares of Class A Common. Voting control of the Class A Common held by the Partnership is exercised by the General

CUSIP No. 629579 10 3	Schedule 13D	Page 12 of 18 Pages

Partners and the power to dispose of the Class A Common is shared by all the General Partners and Limited Partners, as more fully described below.

           Clara L. T. Rankin. Mrs. Rankin, as primary beneficiary of the Clara Rankin Trust, which is a Limited Partner, shares the power to dispose of the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the General Partners and the other Limited Partners. In addition, Mrs. Rankin has a reversionary interest in 14,000 shares of Class A Common held by an irrevocable trust created by the Agreement, dated December 18, 1963, with National City Bank, a national banking association (“NCB”), as trustee, for the benefit of Elizabeth E. Brown. Mrs. Rankin, as an advisor to such trust, shares with NCB the power to vote and dispose of such 14,000 shares. Collectively, the 414,000 shares of Class A Common with respect to which Mrs. Rankin shares the power to dispose constitute approximately 6.3% of the Class A Common outstanding on December 31, 2004. NCB is a national banking association with its principal business and office location at 1900 East 9th Street, Cleveland, Ohio 44113. To the knowledge of the Reporting Persons, during the last five years, NCB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NCB was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Alfred M. Rankin, Jr. Mr. Rankin (a) shares with NCB the power to vote and dispose of 2,000 shares of Class A Common pursuant to an agreement with his mother (Clara L. T. Rankin), creating a charitable trust for 20 years and then for the benefit of her grandchildren; (b) shares with his mother the power to vote and dispose of 32,800 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the A.M. Rankin Sr. GST Trust A for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (d) shares with his child the power to vote and dispose of 37,917 shares of Class A Common held in trust for the benefit of that child; (e) shares with a second child the power to vote and dispose of 37,917 shares of Class A Common held in trust for the benefit of that child; (f) shares with Rankin Management, Inc. and the other partners of Rankin II the power to dispose of 338,295 shares of Class A Common held by the partnership; (g) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners, (h) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners, (i) has the sole power to vote and dispose of 106,615 shares of Class A Common under the Alfred Rankin Trust; (j) has the sole power to vote and dispose of 2,504 shares of Class A Common held by Alfred M. Rankin, Jr.’s 2005 Qualified Annuity Interest Trust; (k) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a revocable trust for the benefit of his mother; (l) has the sole power to vote and dispose of an additional 14,000 shares of Class A Common held by him directly; (m) shares with his mother the power to vote and dispose of 14,000 shares of Class A Common held in trust for the benefit of his mother; and (n) is deemed to share with his spouse the power to vote and dispose of 20,284 shares of Class A Common owned by his spouse. Collectively, the 1,062,940 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.1% of the Class A Common outstanding on December 31, 2004. The business address of each of Clara L. T. Rankin and Victoire G. Rankin is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. Clara L. T. Rankin and Victoire G. Rankin are not employed. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, Vermont 05045. Mrs. Butler is employed as the Director of Camp Aloha Hive. To the

CUSIP No. 629579 10 3	Schedule 13D	Page 13 of 18 Pages

knowledge of the Reporting Persons, during the last five years, Helen Rankin Butler, Clara L. T. Rankin or Victoire G. Rankin have not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Thomas T. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 57,027 shares of Class A Common under the Thomas Rankin Trust; (b) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and to dispose of 2,900 shares of Class A Common owned by his spouse; (c) shares as co-trustee with his child (Mathew M. Rankin) of a trust for the benefit of that child the power to vote and dispose of 10,587 shares of Class A Common; (d) shares with Rankin Management, Inc. and the other partners of Rankin II the power to dispose of 338,295 shares of the Class A Common held by Rankin II; (e) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners; and (f) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Collectively, the 808,809 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.3% of the Class A Common outstanding on December 31, 2004. The business address of Corbin K. Rankin is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23221. She is not employed. The business address of Mathew M. Rankin is 300 N. Greene St., Suite 500, Greensboro, North Carolina 27401. He is a corporate banker for Wachovia Bank. To the knowledge of the Reporting Persons, during the last five years, Corbin K. Rankin and Mathew M. Rankin have not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 38,045 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share, as trustee, the power to vote and dispose of 7,790 shares of Class A Common held in trust for the benefit of his child (Claiborne R. Rankin, Jr.); (c) is deemed to share, as trustee, the power to vote and dispose of 4,850 shares of Class A Common held in trust for the benefit of a second child (Julie L. Rankin); (d) is deemed to share, as trustee, the power to vote and dispose of 10,124 shares of Class A Common held in trust for the benefit of a third child (Chloe R. Seelbach); (e) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 9,295 shares of Class A Common owned by his spouse; (f) shares with Rankin Management, Inc. and the other partners of Rankin II the power to dispose of 338,295 shares of Class A Common held by Rankin II; (g) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners; and (h) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Collectively, the 808,399 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.3% of the Class A Common outstanding on December 31, 2004. Claiborne R. Rankin Jr.’s business address is One South Wacker Drive, 35th Floor, Chicago, Illinois, 60606-4685. He is a Sales and Marketing Associate with Stein Roe Investment Counsel. Chloe R. Seelbach’s business address is 436 West Roslyn Place,

CUSIP No. 629579 10 3	Schedule 13D	Page 14 of 18 Pages

Apartment 3, Chicago, Illinois 60614. She is a project manager with KLI Learning Corporation. Julia L. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. She is a student. Chloe O. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. She is not employed. To the knowledge of the Reporting Persons, during the last five years, Claiborne R. Rankin, Jr., Julia L. Rankin, Chloe R. Seelbach and Chloe O. Rankin have not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 75,210 shares of Class A Common under the Roger Rankin Trust; (b) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 3,015 shares of Class A Common held in trust for their child, and 1,128 shares of Class A Common held in trust for a second child held by his spouse as trustee of both trusts; (c) is deemed to share with his spouse the power to vote and dispose of 2,400 shares of Class A Common owned by his spouse; (d) shares with Rankin Management, Inc. and the other partners of Rankin II the power to dispose of 338,295 shares of Class A Common held by Rankin II; (e) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner, shares the power to vote and to dispose of the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners; and (f) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Collectively, the 820,408 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.4% of the Class A Common outstanding on December 31, 2004. Alison A. Rankin’s business address is P.O. Box 550, Gates Mills, Ohio 44040. She is not employed. To the knowledge of the Reporting Persons, during the last five years, Alison A. Rankin has not (individually or collectively) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Bruce T. Rankin. As a primary beneficiary of a Limited Partner, shares the power to dispose of the 400,000 shares of Class A Common held by the Partnership with the other trustees and primary beneficiaries of the General Partners and the other Limited Partners. As the primary beneficiary of the Bruce Rankin Trust, Mr. Rankin also shares with the partners of Rankin II the power to dispose of 338,295 shares for Class A Common held by Rankin II. Collectively, the 738,295 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.2% of the Class A Common outstanding on December 31, 2004.

          (c) Except as otherwise provided herein, there have been no transactions in shares of Class A Common effected during the past 60 days by the Reporting Persons.

           (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common which is held by the Partnership.

           (e) Not applicable.

CUSIP No. 629579 10 3	Schedule 13D	Page 15 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (a) Under the terms of the Partnership Agreement, the General Partners share the power to vote the Class A Common held by the Partnership. Further, under such terms, the General Partners generally exercise such power by a vote of the General Partners holding a majority of the general partnership interests.

     (b) Under the terms of the Partnership Agreement, the Partnership may not dispose of Class A Common without the consent of partners holding more than 75% of the general partnership interests and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the Partnership (the “Partnership Interests”).

     (c) Each of the Reporting Persons is a party to the Stockholders’ Agreement, dated as of March 15, 1990, as amended (the “NACCO Stockholders’ Agreement,” attached hereto as Exhibit 3 and incorporated herein in its entirety), among the Company, National City Bank, (Cleveland, Ohio), as successor depository (the “Depository”) and the individuals, custodianships and trusts listed therein and thus is a “Participating Stockholder” within the meaning of the NACCO Stockholders’ Agreement.

     The NACCO Stockholders’ Agreement requires a Participating Stockholder to offer the shares of Class B Common beneficially owned by such Participating Stockholder to all of the other Participating Stockholders upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such Participating Stockholder into shares of Class A Common, and (b) the proposed sale, transfer or other disposition of Class B Common by such Participating Stockholder to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the NACCO Stockholders’ Agreement. In either of these cases, the Participating Stockholder proposing to enter into one of these transactions must notify all other Participating Stockholders of such proposed transaction and then must allow each such other Participating Stockholder the opportunity to purchase such Participating Stockholder’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The NACCO Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the Participating Stockholders or any other permitted transferee who becomes a signatory to the NACCO Stockholders’ Agreement.

     A Participating Stockholder proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Depository. The Depository, in turn, is required to send such notice promptly to all of the other Participating Stockholders and to the Company. Following receipt of such notice, each other Participating Stockholder will have seven business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered the right of first refusal. A Participating Stockholder’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other Participating Stockholders who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the Depository by the end of the seven business day period. If the other Participating Stockholders electing to purchase do not elect to purchase all of the shares of Class B Common being offered, then such other Participating Stockholders have an additional five business days to agree among themselves how to allocate the shares not purchased. If they cannot reach an agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Company shall have an additional three business days to decide whether or not to

CUSIP No. 629579 10 3	Schedule 13D	Page 16 of 18 Pages

purchase the remaining shares. The Company, however, is under no obligation to purchase any such shares.

     Following the completion of such procedures, the Participating Stockholder who has triggered the right of first refusal is free, for a period of 30 business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the Participating Stockholder had originally proposed to transfer the shares, such Participating Stockholder would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

     Participating Stockholders who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the Participating Stockholder who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

     The NACCO Stockholders’ Agreement only restricts the conversion or the sales or other disposition outside of the NACCO Stockholders’ Agreement, of shares of Class B Common held by each Participating Stockholder. The NACCO Stockholders’ Agreement does not restrict in any respect how a Participating Stockholder may vote the shares of Class B Common which are subject to the terms of the NACCO Stockholders’ Agreement.

     Effective February 7, 2005, each of the Company, the Depository and the Participating Stockholders executed an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement pursuant to which the Partnership became a Participating Stockholder under the NACCO Stockholders’ Agreement.

     Except as set forth above in this Schedule 13D and the exhibits attached hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

CUSIP No. 629579 10 3	Schedule 13D	Page 17 of 18 Pages

Item 7. Material to be Filed As Exhibits.

Exhibit 1.	Amended and Restated Limited Partnership Agreement, dated as of February 7, 2005, of Rankin Associates IV, L.P.

Exhibit 2.	Letter Agreement, dated February 7, 2005, between the partners of Rankin Associates II, L.P.

Exhibit 3.	Stockholders’ Agreement, dated as of March 15, 1990, as amended, by and among the Company, National City Bank, (Cleveland, Ohio), as depository, and the Participating Stockholders (as such term is defined therein), incorporated by reference to the exhibits to the Schedule 13D (Commission File No. 005-38001), as amended, initially filed on March 29, 1990 by the Participating Stockholders under the NACCO Stockholders’ Agreement, and the exhibits attached to the amendments to such Schedule 13D.

[Remainder of page is left intentionally blank. Signatures begin on next page.]

CUSIP No. 629579 10 3	Schedule 13D	Page 18 of 18 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

Name: RANKIN ASSOCIATES IV, L.P.

By: Its General Partner:

Trust created by the Agreement, dated as of
September 28, 2000, as supplemented, amended and
restated, between Alfred M. Rankin, Jr., as
trustee, and Alfred M. Rankin, Jr., creating a
trust for the benefit of Alfred M. Rankin, Jr.

By: /s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., Trustee

REPORTING INDIVIDUALS

By: /s/ Alfred M. Rankin, Jr.

Alfred M. Rankin Jr. on behalf of himself and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*

The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1.